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                                   EXHIBIT 12

                           FINOVA CAPITAL CORPORATION
            Computation of Ratio of Income to Combined Fixed Charges
                          and Preferred Stock Dividends
                             (Dollars in Thousands)

                                       Three Months Ended                                        Year Ended
                                            March 31,                                           December 31,
                              -------------------------------------        ------------------------------------------------------
                                     1996              1995                       1995             1994              1993
                              -------------------------------------        ------------------------------------------------------
Net income before income
 taxes                          $        43,279   $        37,495            $      157,240   $       123,755   $        64,123
Add fixed charges:
 Interest expense                        97,056            84,524                   366,822           222,929           126,152
 One-third rentals                          573               648                     2,478             2,041             1,387
                                ---------------   ---------------            --------------   ---------------   ---------------
   Total fixed charges                   97,629            85,172                   369,300           224,970           127,539
                                ---------------   ---------------            --------------   ---------------   ---------------
Net income as adjusted          $       140,908   $       122,667            $      526,540   $       348,725   $       191,662
                                ---------------   ---------------            --------------   ---------------   ---------------
Ratio of income to fixed
 charges                                   1.44              1.44                      1.43              1.55              1.50
                                ===============   ===============            ==============   ===============   ===============

Preferred stock dividends
 on a pre-tax basis             $             0   $             0            $            0   $           930   $         3,682
   Total combined fixed
    charges and preferred
    stock dividends             $        97,629   $        85,172            $      369,300   $       225,900   $       131,221
                                ---------------   ---------------            --------------   ---------------   ---------------
Ratio of income to combined
 fixed charges and preferred
 stock dividends                           1.44              1.44                      1.43              1.54              1.46
                                ===============   ===============            ==============   ===============   ===============

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